Herley Industries, Inc.
                           101 North Point Boulevard
                            Lancaster, PA 17601-4133




                                        January 12, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Attention:      Theresa A. Messinese, CPA

Re:             Herley Industries, Inc.
                Form 8-K filed December 28, 2004
                File No. 0-5411
                ---------------

Ladies and Gentlemen:

     Following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (the "SEC") set forth in its letter dated January 4, 2005 with respect to the above-referenced document filed by Herley Industries, Inc. (the "Company" or "Herley"). The numbers of our responses parallel the numbers in your January 4, 2005 comment letter.

     1. We have amended the Form 8-K to state that the former accountants were dismissed.

Other
-----

     2. Please be advised supplementally that the Company acknowledges that:

          -- it is responsible for the adequacy and accuracy of the disclosure in the filngs;
          -- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
          -- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very truly yours,

                                      HERLEY INDUSTRIES, INC.

                                      /s/Thomas Gilboy
                                      Thomas Gilboy
                                      Vice President and Chief Financial Officer